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                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                                             Commission File
                                                             Number 0-14922
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                                 FORM 12b-25


                         NOTIFICATION OF LATE FILING
                                 (Check One):

[ X ]  Form 10-K  [  ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q  [ ] Form N-SAR

       For Period Ended: 4-29-95
                          --------

[  ]  Transition Report of Form 10-K       [  ] Transition Report of Form 10-Q
[  ]  Transition Report on Form 20-F       [  ] Transition Report on Form N-SAR
[  ]  Transition Report on Form 11-K

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Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing is this Form Shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  . . . . . . . . . . . . . . . .

 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .


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                       PART I - REGISTRANT INFORMATION
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Full Name of Registrant      American Business Computers Corporation
Former Name if Applicable

451 Kennedy Road
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Address of principal executive Office (Street and Number)

Akron, Ohio 44305-4439
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City, State and Zip Code






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                      PART II - RULES 12b-25 (b) AND (c)
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      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
      (Check box if appropriate)

[X]   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)  The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c)  The accountant's statement or other exhibit required by Rule
           12b-25(c) has been attached if applicable.



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                             PART III - NARRATIVE
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      State below in reasonable detail the reasons why the form 10-K, 11-K,
      20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

      A significant event occurred just prior to filing deadline, requiring changes to the document. See attached press release.




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                         PART IV - OTHER INFORMATION
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      (1)  Name and telephone number of person to contact in regard to this notification:

              Gary T. Salhany                 (216) 733-2841
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              (Name)                          (Area Code) (Telephone Number)



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    (2)  Have all other periodic reports required
         under section 13 or 15(d) of the Securities
         Exchange Act of 1934 or section 30 of the
         Investment Company Act of 1940 during the         [ X ] Yes No [  ]
         preceding 12 months or for such shorter
         period that the registrant was required
         to file such report(s) been filed?
         If the answer is no, please identify report(s)


    (3)  Is it anticipated that any significant
         change in results of operations from the          [  ] Yes No [ X ]
         corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? (See Exhibit A attached hereto).


         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                                     -3-

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        AMERICAN BUSINESS COMPUTERS CORPORATION has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Dated: 7-25, 1995                       By:  GARY T. SALHANY
                                            ----------------------
                                            Name:  Gary T. Salhany
                                            Title: Treasurer
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<Logo>



            AMERICAN BUSINESS COMPUTERS RECEIVES $7 MILLION ORDER
                       FOR ITS JUICE DISPENSING SYSTEM

      LARGEST SINGLE ORDER IN ITS HISTORY BRINGS BACKLOG TO $9.4 MILLION

        Akron, OH, July 19, 1995--American Business Computers Corporation (NASDAQ: ABCC), the leader in automated dispensing technology, announced today that it has received a $7 million initial order for its Juice Dispenser. This is the largest single order the company has ever received and brings the company's backlog to a record $9.4 million.

        According to CEO Robert A. Cutting, this order marks a substantial reduction in turnaround time between research and development and the intial commercial order for a major new product. Last month, the company announced that it had filed for a patent on the controlling electronics and software and that field testing would start in record time for the initial customer. "We have developed a commercial breakthrough product that substantially reduces waste, spoilage and dispensing time. The size of the initial order provides a strong indication that juice dispensing is a major new product category for our beverage division, "Mr. Cutting said. He noted that shipments are expected to start in the latter part of the current fiscal year, with the balance delivered in fiscal 1997.

        The microprocessor-driven system mixes and dispenses from juice concentrates, ensuring a controlled mixture and an accurate, standard portion. Mr. Cutting noted that the system has broad commercialization prospects. "Today, juices are only available in cans, cartons or bottles at most restaurants and other juice dispensing locations. Our technology is adaptable for fountain juice dispensing for today's many health conscious consumers," he added.

        American Business Computers is engaged in research, develoment and commercialization of automated dispensing technologies which have broad industrial applications.

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